SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                          Food Technology Service, Inc.
                           (formerly Vindicator, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    927341107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              David Nicholds, Esq.
                                MDS Nordion Inc.
                                 447 March Road
                         Kanata, Ontario, Canada K2K 1X8
                                 (613) 592-2790
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 18, 2000
             -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person: MDS Nordion Inc. (formerly Nordion International Inc.)

2.   Check the Appropriate Box if a Member of a Group:                  (a)|_|
                                                                        (b)|_|


3.   SEC Use Only

4.   Source of Funds: WC & AF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):|_|

6.   Citizenship or Place of Organization: Ontario, Canada

     Number of     7.   Sole Voting Power:
      Shares
    Beneficially   8.   Shared Voting Power: 5,895,761
    Owned By
  Each Reporting   9.   Sole Dispositive Power:
   Person With
                  10.   Shared Dispositive Power: 5,895,761

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,895,761

12.  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:|_|

13.  Percent of Class Represented by Amount in Row (11): 54.8 %

14.  Type of Reporting Person: CO

1.   Name of Reporting Person: MDS Inc.

2.   Check the Appropriate Box if a Member of a Group:                  (a)|_|
                                                                        (b)|_|


3.   SEC Use Only

4.   Source of Funds: WC & AF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):|_|

6.   Citizenship or Place of Organization: Ontario, Canada

     Number of     7.   Sole Voting Power:
      Shares
    Beneficially   8.   Shared Voting Power: 5,895,761
    Owned By
 Each Reporting    9.   Sole Dispositive Power:
   Person With
                  10.   Shared Dispositive Power: 5,895,761

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,895,761

12.  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:|_|

13.  Percent of Class Represented by Amount in Row (11): 54.8 %

14.  Type of Reporting Person: CO

1.   Name of Reporting Person: Laboratoires MDS Quebec Ltee

2.   Check the Appropriate Box if a Member of a Group:                  (a)|_|
                                                                        (b)|_|


3.   SEC Use Only

4.   Source of Funds: AF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):|_|

6.   Citizenship or Place of Organization: Quebec, Canada

     Number of     7.   Sole Voting Power:
      Shares
    Beneficially   8.   Shared Voting Power: 5,895,761
    Owned By
Each  Reporting    9.   Sole Dispositive Power:
   Person With
                  10.   Shared Dispositive Power: 5,895,761

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,895,761

12.  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:|_|

13.  Percent of Class Represented by Amount in Row (11): 54.8 %

14.  Type of Reporting Person: CO

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), MDS Nordion Inc. ("Nordion") hereby amends its statement on Schedule 13D dated December 1, 1992, as amended by Amendment No. 1 dated February 9, 1996, Amendment No. 2 dated December 9, 1996, Amendment No. 3 dated December 31, 1997, Amendment No. 4 dated March 31, 2000 and Amendment No. 5 dated April 28, 2000 (the "Schedule 13D"), relating to the shares of Common Stock, $0.01 par value (the "Stock"), of Food Technology Services, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.



Item 1. SECURITY AND ISSUER.

        (a)  Shares of Common Stock, $0.01 par value

        (b)   Food Technology Service, Inc.
             502 Prairie Mine Road
             Mulberry, Florida 33860 U.S.A.


Item 2. IDENTITY AND BACKGROUND.

        Not applicable to this Amendment.



Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


        Not applicable to this Amendment.




Item 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following:

     By letter agreement of May 18, 2000, Nordion and the Issuer agreed that, as of February 4, 2000, the total amount of indebtedness, cash advances and accrued and payable interest that is owed by the Issuer to Nordion and that has not previously been converted by Nordion into shares of Stock of the Issuer is $963,194. In addition, whereas previously one portion of the outstanding indebtedness was convertible at $0.80 per share of Stock and the other portion of the outstanding indebtedness was convertible into shares of Stock at 70% of the closing price on the last trade date prior to the exercise of the conversion right, the parties further agreed that all outstanding indebtedness is convertible into shares of Stock at 70% of the closing price on the last trade date prior to the exercise of the conversion right.

     Finally, Nordion also confirmed that it has waived until January 1, 2001 the right to convert into shares of Stock all interest that would accrue on the outstanding indebtedness from February 5, 2000 until January 1, 2001.

     Except as previously disclosed and described herein, none of Nordion, MDS or Laboratoires have any plans or proposals which relate to or would result in any of (a) through (j) of Item 4 of the form of Schedule 13D.


Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) At the close of business on May 18, 2000, Nordion beneficially owned 5,895,761 shares of Stock, which constitutes approximately 54.8% of the outstanding shares of Stock. The number of shares of Stock beneficially owned on May 18, 2000 has been computed by aggregating (i) the number of shares of Stock that Nordion actually owns pursuant to its election to convert portions of the outstanding indebtedness, cash advances and accrued interest into shares of Stock, and (ii) the number of shares of Stock into which Nordion could elect to convert the remaining outstanding indebtedness, cash advances and due and payable accrued interest on May 18, 2000, on the basis of the closing price of May 18, 2000, i.e., 70% of $3.125 or $2.1875. Pursuant to publicly available information, 10,316,201 shares of the Stock were outstanding on May 18, 2000.

     To the best of the knowledge of Nordion, MDS and Laboratoires other than as set forth above, none of the persons named in Item 2 of the Schedule 13D is the beneficial owner of any shares of the Stock.

     Messrs. Craig Hunter and David Nicholds, employees of Nordion, are currently directors of the Issuer. Messrs. Hunter and Nicholds disclaim beneficial ownership of any securities of the Issuer beneficially owned by Nordion.

     (b) Nordion has the sole power to vote or direct the vote and to dispose or direct the disposition of 5,895,761 shares of the Stock.

     (c) As a result of the transaction described above in Item 4, the number of shares of Stock beneficially owned by Nordion declined by 337,231 shares. The decrease since April 7, 2000 in the number of shares of Stock beneficially owned was partially offset by an increase in the number of shares into which the debt is convertible as a result of a decrease in the market price of the Stock since April 7, 2000 (i.e., $524,600 of indebtedness had been previously reported to be convertible at a 70% market price conversion rate of $3.0625 whereas, based on the May 18, 2000 closing price, such indebtedness is now convertible at $2.1875 per share of Stock).

     Except as described above, neither Nordion, MDS or Laboratoires nor, to the best knowledge of Nordion, MDS and Laboratoires, any of the persons listed in
Item 2 to the Schedule 13D effected any transactions in the Stock since April 7, 2000.

     (d) Except as set forth herein, each of Nordion, MDS and Laboratoires affirms that no person other than Nordion, MDS and Laboratoires have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by Nordion, MDS and Laboratoires.

     (e) Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended and restated in its entirety as follows:

     Except as described herein, none of Nordion, MDS, Laboratoires, or, to the best knowledge of Nordion, MDS and Laboratoires, any of the directors and executive officers of Nordion, MDS or Laboratoires, has any contract, arrangement, understanding or relationship with any other person regarding the shares of Stock, including but not limited to transfer or voting of any such shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.



Item 7. MATERIALS TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended as follows:

                                    Exhibits
                                    --------

1. Letter Agreement between the Issuer and Nordion, dated May 18, 2000

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     DATED: May 25, 2000

                                             MDS NORDION INC.,


                                             By: /s/ David Nicholds
                                                ------------------------------
                                                Name:  David Nicholds
                                                Title: Vice-President


                                             MDS INC.,


                                             By: /s/ J.A. Rogers
                                                ------------------------------
                                                Name:  J.A. Rogers
                                                Title: President & CEO


                                             LABORATOIRES MDS QUEBEC LTEE.,


                                             By: /s/ J.A. Rogers
                                                ------------------------------
                                                Name:  J.A. Rogers
                                                Title: President & CEO

                                    EXHIBITS

                   Agreements Relating to the Indebtedness and
                   -------------------------------------------
                 the Conversions by Nordion into Shares of Stock
                 -----------------------------------------------